Progenics Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, New York 10591 Fax: (914) 789-2817 (914) 789-2800 www.progenics.com

December 18, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Jeffrey P. Riedler

Re:	Progenics Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 9, 2013 File No. 000-23143

Dear Mr. Riedler:

Progenics Pharmaceuticals, Inc. provides this letter in response to yours of November 19th to Mr. Baker conveying additional comments of the SEC Staff on the above-referenced filings.

For the Staff's convenience, we have included the comments as numbered in your letter, and our response to each comment follows immediately.

Business
General

1.
We note your response to our prior comment 1 and reissue the comment. Item 101 of Regulation S-K requires a description of your business during the past five years and earlier periods if material to an understanding of the general development of your business.  Your narrative disclosure should specifically include a description of the development of products and product candidates. You are required by Part I, Item 1 of Form 10-K to include this information as part of your annual report.  The press releases included as part of current reports on Form 8-K do not satisfy this requirement.  Please provide proposed disclosure to be included in an amended Form 10-K which expands your disclosure in the business section to include a discussion of the following:

•	The location, design, and goals for your Phase 2 trials in relation to PSMA ADC, MIP-1404, and Azedra;
•	The location, design, and results of your Phase 3 trials for Relistor-Oral;
•	The specific results of the Phase 1 trials for PSMA ADC, MIP-1404, and Azedra that led you to the conclusion that advancement to Phase 2 testing was warranted; and
•	The specific results of the Phase 2 trials for Relistor-Oral that led you to the conclusion that advancement to Phase 3 testing was warranted.

In your discussion of the clinical development of your product candidates, please specifically identify any clinical endpoints and whether and how such endpoints were met.  Please also indicate the number of patients treated in each trial. In addition, please provide a discussion of any adverse events which have occurred, identify such adverse events, and indicate the frequency with which they occurred.

Response to Comment 1:

We provide below proposed disclosure to be included in Item 1 of an Amendment to our 2012 Form 10-K addressing each of the matters specified in this Comment.

Clinical Trial Activities

Progenics' practice has been to announce via press release the commencement and results of all of its significant clinical trials of product candidates, and to include such releases as exhibits to contemporaneous SEC Form 8-K filings. Following is a summary of clinical trial activities through late 2013 involving our current principal product candidates and Relistor.

PSMA ADC.  We are conducting a phase 2 trial of PSMA ADC to assess its anti-tumor activity and tolerability.  In this open-label, multicenter U.S. study, participants with metastatic castration-resistant prostate cancer (mCRPC) have received initial doses of drug starting at either 2.5 mg/kg or 2.3 mg/kg; in some cases subsequent doses were adjusted based on tolerability. The study endpoints evaluate the anti-tumor effect of the compound as measured by changes in prostate specific antigen (PSA) levels, number of circulating tumor cells (CTC), pain scores, and tumor size as measured under RECIST criteria. Safety is also being assessed.  Progenics announced in December 2013 that it has completed enrollment of 83 chemotherapy experienced patients in this trial, and has initiated treatment in an additional trial cohort of up to 35 chemotherapy naive patients who have progressed on hormonal therapies.  Adverse events (AEs) associated with PSMA ADC observed in this study through mid-2013 have been consistent with those observed in the phase 1 study noted below; the most common in this study have been neutropenia (grade 4: 6.7% at 2.3 mg/kg and 11.4% at 2.5 mg/kg) and peripheral neuropathy (grade 3 or higher: 6.7% at 2.3 mg/kg and 5.7% at 2.5 mg/kg).  Two patients dosed at 2.5 mg/kg have died of sepsis; one was reported as drug-related.

The phase 2 trial was undertaken after review and analysis of results from a phase 1 dose-ranging study of the compound in 52 mCRPC patients whose cancer had progressed despite prior treatment with taxane-based chemotherapy regimens.

In the phase 1 study, the anti-tumor effect of the compound as measured by changes in PSA levels and number of CTCs was observed across doses ranging from 1.8 mg/kg to 2.8 mg/kg, and durable responses were seen in some of these heavily pre-treated patients. PSMA ADC was generally well tolerated in patients at doses up to and including 2.5 mg/kg. Dose limiting toxicities, primarily neutropenia, were seen at 2.8 mg/kg. The most commonly reported AEs were anorexia and fatigue.  The initial 12-week clinical trial period evaluated up to four intravenous doses of PSMA ADC administered at three-week intervals. Following completion of the four doses, patients were offered, at their physicians' discretion, the option to continue treatment with PSMA ADC for up to an additional 39 weeks.

MIP-1404. MIP conducted four phase 1 studies with MIP-1404 to establish proof-of-concept and dosimetry, and to assess a simplified kit preparation as compared to multi-step preparation.  A phase 2 safety and efficacy study was commenced by MIP in 2012 to assess the diagnostic accuracy of MIP-1404 imaging in men with high-risk prostate cancer scheduled for radical prostatectomy (RP) and extended pelvic lymph node dissection (EPLND) compared to histopathology.  The primary objective of this phase 2 international multi-center, multi-reader, open-label trial is to assess the clinical safety of MIP-1404 as well as the compound's ability to detect prostate cancer within the prostate gland. Patient enrollment has been completed with 105 participants dosed at 22 centers in the U.S. and Europe.  An additional phase 1 study in 14 patients to assess safety and diagnostic accuracy of MIP-1404 whole body and pelvic SPECT/CT imaging and pelvic MRI in normal healthy men without current evidence of prostate cancer has completed dosing. There have to date been no treatment related AEs reported in these studies, other than one mild injection site reaction.

Azedra. In 2006, MIP commenced a phase 1 study with Azedra in 11 patients with pheochromocytoma / paraganglioma and metastatic carcinoid tumors to assess the safety, radiation dosimetry, and distribution metabolism of a single imaging dose of this compound.  Following completion of this study, two dose-finding studies were conducted by MIP to determine a maximum tolerated therapeutic dose, and to assess safety, dosimetry and preliminary efficacy of Azedra in 21 patients with pheochromocytoma / paraganglioma and 15 with high-risk neuroblastoma, respectively.

MIP subsequently commenced a phase 2 study of Azedra under a 2009 Special Protocol Assessment (SPA) with the FDA regarding the design of this intended registrational phase 2 trial to evaluate the efficacy and safety of the administration of two therapeutic doses of Azedra in patients with pheochromocytoma / paraganglioma.  The primary objective of this U.S. study is to determine the clinical benefit of Azedra based on the proportion of study participants with a reduction of antihypertensive medication by at least 50% for at least six months.  This phase 2 trial has enrolled 41 patients, and the long-term follow up phase of the study is ongoing.  As of June 2013, 45% of patients receiving study drug reported serious adverse events (SAEs).  The most common SAEs were hematologic (11%); other SAEs included constipation, dyspnea and myelodysplastic syndrome (each at 4.5%).

In late 2010 MIP suspended the trial, having enrolled 41 of the 58 patients required to be treated under the SPA, due to lack of funding. Progenics announced in November 2013 that it is resuming this trial, and plans for patient recruitment to continue after making drug supply manufacturing arrangements for the trial.

Relistor. Salix and Progenics completed in 2011 a phase 3 U.S. trial to evaluate the efficacy and safety of oral methylnaltrexone for the treatment of opioid-induced constipation in patients with chronic, non-cancer pain. This 804-patient trial assessed a once-daily oral methylnaltrexone dose of 150, 300 or 450 mg compared to placebo for 12 weeks:  patients received one daily dose during the first four weeks and dosing on an as needed basis for the remaining eight weeks. Both the 300 and 450 mg treatment arms demonstrated statistically significant results for the primary endpoint of average proportion of rescue-free bowel movements (RFBMs) per patient within four hours of administration over four weeks of dosing, when compared to the placebo treatment arm.  Efficacy was also seen in both the 300 and 450 mg treatment groups for other endpoints, including change in weekly RFBMs from baseline over the first four weeks and one assessing response (responder/non-responder) to study drug during weeks one to four, where "responder" was defined as having three or more RFBMs per week, with an increase of at least one RFBM per week over baseline, for at least three out of the first four weeks. Overall, efficacy of oral methylnaltrexone in this study was comparable to that reported in clinical studies of subcutaneous methylnaltrexone in patients with chronic, non-cancer pain, and the overall observed safety profile seen in patients treated with oral methylnaltrexone was comparable to placebo.

The phase 3 trial was undertaken after review and analysis of results from clinical trials initiated by Progenics' former collaboration partner, Wyeth Pharmaceuticals, and Progenics utilizing formulations of oral methylnaltrexone in patients with chronic, non-cancer pain receiving opioid treatment.

In one of these trials, of the oral formulation utilized in the phase 3 trial described above, 48% of the 25 patients receiving methylnaltrexone tablets laxated within four hours of treatment. In this study, there were no drug related SAEs reported, and the most frequent AEs were nausea and headache (10.8% each); others were vomiting (4.6%), abdominal pain and muscle spasms (3.1% each).    Based on the data from this study and other information regarding oral methylnaltrexone, Progenics concluded that the methylnaltrexone tablet was active and generally well tolerated, and that its safety, pharmacokinetics and activity profiles were comparable to that of subcutaneous methylnaltrexone, and the Company decided to commence the phase 3 trial described above.

Relistor, page 5

2.   We note your response to our prior comment 2 and your expanded disclosure on page 8 of the Form 10-Q filed November 12, 2013.  Please include the same level of disclosure with respect to the concerns expressed by the FDA in its Complete Response Letter in your amended Form 10-K.

Response to Comment 2:

We will do so in Item 1 of the Amendment to our 2012 Form 10-K contemplated in our response to Comment 1.

License and Other Agreements
Relistor, page 6

3.   We note your response to our prior comment 3 and reissue the comment.  As Relistor is currently your sole commercialized product and accounts for all of your revenue from product sales, the material terms and obligations of your underlying license agreement with the University of Chicago appear to be material to investors and should be disclosed in Form 10-K.  Please include the information you have provided in your response to this comment in your amended Form 10-K.

Response to Comment 3:

We will include the information provided in our response to prior Comment 3 in Item 1 of the Amendment to our 2012 Form 10-K contemplated in our response to Comment 1.

Patents and Proprietary Technology, page 7

4.   We note your response to our prior comment 5.  Please revise your proposed disclosure to identify the type of patent protection (such as composition of matter, use or process) for each of the significant patents underlying PSMA ADC.

Response to Comment 4:

We will do so in Item 1 of the Amendment to our 2012 Form 10-K contemplated in our response to Comment 1.

Risk Factors, page 11
"We are dependent on Salix, Ono, and other business partners…," page  11

5.   We note your response to our prior comment 7 and the addition of a separate risk factor concerning the receipt of the FDA's Complete Response Letter and the potential impact on your Relistor program in your Form 10-Q filed on November 12, 2013.   Please also include this risk factor disclosure in your amended Form 10-K.

Response to Comment 5:

We will do so in Item 1A of the Amendment to our 2012 Form 10-K contemplated in our response to Comment 1.

In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Staff have any further comments or questions regarding the foregoing, please call me at (914) 789-2805.

Sincerely,

/s/ David E. Martin

David E. Martin

cc:	Mr. Baker Bryan J. Pitko, Esq. Austin Stephenson, Esq.